MAIL STOP 3561

November 9, 2006

Mr. James W. Wiltz
President and CEO
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

      Re: Patterson Companies, Inc.
              Supplemental Response
              Filed October 19, 2006
              File Number 000-20572

Dear Mr. Wiltz:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your supplemental response to our letter dated September 15, 2006, and your discussion of the unique provisions of the Capital Accumulation Plan. However, it appears the use of quoted market price is appropriate given the guidance in paragraph 10(a) of APB 25. Please expand the analysis provided in response to prior comment five to explain how you evaluated the impact for each affected period since the inception of the plan, including quarterly periods. Discuss your evaluation of Staff Accounting Bulletins 99 and 108, including the impact on management compensation arrangements, covenants relating to debt and line of credit agreements, and other material contracts and agreements as

applicable, as well as the relationship between historical earnings and analysts' consensus expectations.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar, Assistant Chief Accountant at (202) 551-3387, or Terence O'Brien, Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies